September 27, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Brad Skinner

RE:	Rice Energy Inc.
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 25, 2016
File No. 001-36273

Dear Mr. Skinner:

In your letter dated September 20, 2016 (the “Comment Letter”), you requested that Rice Energy Inc. (the “Company”) respond to your comments regarding its Form 10-K for the Fiscal Year ended December 31, 2015 within ten business days or advise when the Company would provide a response.

Per a telephonic request to Joseph Klinko on September 22, 2016, we advised him that as a result of timing constraints on our internal finance and legal personnel, we would like to request an extension of time to provide the Company’s response. Accordingly, we respectfully request an extension until Tuesday, October 11, 2016 to file the Company’s response to the Comment Letter.

Thank you for your consideration of this request for extension. If you have any questions, please call me at (832) 708-3432.

Thank you,

Rice Energy Inc.

/s/ William E. Jordan
William E. Jordan
Senior Vice President, General Counsel & Corporate Secretary

cc: Joseph Klinko, Securities and Exchange Commission

2200 Rice Drive, Canonsburg, Pennsylvania 15317

www.riceenergy.com